Hume, Kieran Inc.
Investor Relations Counsel

HUME, KIERAN

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-1846

Friday, December 27, 2002

03003137

03 JAN -8 AM 9:58

SUPPL

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith *Nuinsco Resources Limited* press release, "NUINSCO BOARD STRENGTHENED BY ADDITION OF SENIOR MINING EXECUTIVE" to be filed as required by Rule 12g3-2(b).

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Sincerely,

Christina Osler
Associate

dlw 1/23

Encl.

Nuinsco
RESOURCES LIMITED

For Immediate Release: Friday, December 27, 2002

NUINSCO BOARD STRENGTHENED BY ADDITION OF SENIOR MINING EXECUTIVE

Toronto, December 27 – Nuinsco Resources Limited (TSX: NWI) is pleased to report that Mr. W. Warren Holmes has agreed to accept an appointment to the Board of Directors of Nuinsco, effective January 1, 2003. Mr. Holmes also has agreed to act as the Company's President and C.O.O., a position held by Douglas Hume for many years. Mr. Holmes brings a wealth of talent and experience to the Company. He is well known in the mining industry, having recently retired from a top executive and management position with Falconbridge Limited, a major Canadian nickel mining corporation.

Mr. Holmes is a professional engineer, holding degrees in mining engineering from Queens University as well as an M.B.A. from Western University.

Nuinsco's growth strategy is based on its plans to maintain a strong exploration capability while making an orderly transition into mining, soon to be under Mr. Holmes' guidance and direction. This executive appointment confirms Nuinsco's commitment to advance its substantial exploration projects. Mr. Holmes has requested that there be no changes in the Company's present management structure with Douglas Hume as Chairman and C.E.O. and George F. Archibald as Vice President Exploration, in order that the Company's priority exploration projects may be carried rapidly to fruition.

Nuinsco is an exploration company with wholly owned projects in Manitoba (nickel with Inco on the Thompson Nickel Belt); in Ontario: Rainy River (gold and nickel-PGMs), Prairie Lake (tantalum), Cameron Lake (gold); and in northwestern Quebec: Lac Rocher (nickel). Shares of Nuinsco trade on the Toronto Stock Exchange under the symbol NWI. US S.E.C exemption: 12g3-2(b)#82-1846.

FOR FURTHER INFORMATION PLEASE CONTACT:

Nuinsco Resources
H. Douglas Hume, Chairman (416) 626-0470
admin@nuinsco.ca

Hume Kieran Inc., Investor Relations
Olav Svela (416) 868-1079
olav@humekieran.com

To receive Nuinsco news releases via eMail, please advise Kam Dhanjal (kam@humekieran.com)